Annual Report

Cover Page

Name of issuer:

Petit Vour, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: TX

Date of organization: 11/1/2012

Physical address of issuer:

3887 E University Ave
#1263
Georgetown TX 78626

Website of issuer:

http://www.petitvour.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$576,088.00	$383,787.00
Cash & Cash Equivalents:	$157,509.00	$58,363.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,301.00	$5,980.00
Long-term Debt:	$80,121.00	$0.00
Revenues/Sales:	$758,795.00	$455,672.00
Cost of Goods Sold:	$511,544.00	$347,916.00
Taxes Paid:	$3,788.16	$5,202.99
Net Income:	($5,387.00)	($32,332.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Petit Vour, LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Once during the pandemic we didn't file due extreme challenges we were facing and once we completed our annual report but I don't think it was posted to the SEC. We filed independently after that.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ryan Miner	CEO	Petit Vour	2012
Madeline Alcott	CEO	Petit Vour	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ryan Miner	CEO	2012
Madeline Alcott	CEO	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Madeline Alcott	50% Membership Interests	50.0
Ryan Miner	50% Membership Interests	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The demand and sales potential for cruelty-free, vegan beauty products may be lower than we expect. As the market begins to recognize the demand and desire for cruelty-free beauty products, a well financed competitor could come in and dominate the market with expensive marketing and retail stores. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Our growth depends on our ability to retain and attract new customers. If we do not continue to do this, our business may not succeed.

We rely on third parties to supply the products in our subscription boxes. If any of these partnerships end, this may be a concern to investors.

As an LLC we have not authorized any Units yet. Investors investing in this SAFE agreement, are investing with an understanding that Preferred Units have not yet been authorized.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	_____
Options:	_____

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	SeaCoast Bank (SBA Loan)
Issue date	06/30/18
Amount	$350,000.00
Outstanding principal plus interest	$350,000.00 as of 06/30/18
Interest rate	7.75% per annum
Maturity date	07/31/28
Current with payments	Yes

SBA Loan through SeaCoast Bank.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2019	Regulation Crowdfunding	SAFE	$615,606	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ryan Miner & Madeline Alcott
Amount Invested	($35,415.00)
Transaction type	Other
Issue date	01/01/21
Relationship	Petit Vour members

$35,415 was the yearly rent for office and storage spaces. To provide safer and more secure working conditions for employees during the pandemic, we separated our warehouse and office spaces. This decision also helped us achieve our cost-cutting goals by reducing the Company's total office-warehouse rent by over 70% and saving more than $120k/year compared to the Company's previous

office-warehouse location.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Petit Vour is an award-winning monthly beauty box + lifestyle shop for the modern, ethical woman. We showcase a luxurious collection of 100% cruelty-free, plant-based and non-toxic products. Petit Vour represents only the best in ethical shopping—the Crème de la Cruelty-Free as we call it—so every product is expert-vetted for high efficacy and visual aesthetic.

Milestones

Petit Vour, LLC was incorporated in the State of Texas in November 2012.

Since then, we have:

- $10M+ lifetime revenue.

- Year-over-year growth as high as 150%.

- Net income positive 8 consecutive years after launch in 2013.

- MARKET ADVANTAGE: Among the largest customer bases in both the vegan and non-toxic beauty box markets; over 37,000 orders and 8,000 customers in the last 12 months.

- STRONG CUSTOMER ENGAGEMENT: Over 100,000 unique customer reviews across our product selection.

- AUTHORITATIVE BRAND: Founders and team rooted in the industry with vital relationships

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $1,128,973 compared to the year ended December 31, 2020, when the Company had revenues of $1,761,033. Our gross margin was 23.24% in fiscal year 2021, compared to 29.36% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $753,808, including $260,057 in cash. As of December 31, 2020, the Company had $916,171 in total assets, including $255,184 in cash.

- *Net Income.* The Company has had net income of $1,431 and net income of $84,744 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $190,118 for the fiscal year ended December 31, 2021 and $251,644 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $350,000 in debt.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Petit Vour, LLC cash in hand is $182,534, as of April 2022. Over the last three months, revenues have averaged $76,500/month, cost of goods sold has averaged $58,200/month, and operational expenses have averaged $17,500/month, for an average net margin of $800 per month.

The supplier for our in-house brand launch, set to launch in Q1 in 2022, had to be changed due to repeated delivery delays. After the supplier pushed back the ETA twice over two months, we feared they wouldn't be able to deliver the product in full or to the quality first assured to us. We requested a refund to opt for a new supplier, which was granted. Our product launch shouldn't be delayed more than 2-3 additional months due to the switch.

We expect sales declines to stabilize and begin an upward trend given that our advertising CPA drops significantly from the use of click-farm preventative software. We also expect additional income from our in-house brand launch.

We're not scalable at our current level of profitability due to high advertising CPA, although cost-cutting allowed us to lessen most of the losses from sales declines during the pandemic. At this stage we expect an acquisition would be preferable to additional funding, although additional funding could be advantageous if our CPA adjusts back to previous levels. The implementation of click farm-blocking software will no doubt assist to that aim, although it is yet to be seen how low our CPA will be in the post-pandemic era with big businesses spending heavily to take market share.

We have the necessary cash on hand to handle monthly cash flow fluctuations and we also have access to $75k in credit through Bank of America if needed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ryan Miner, certify that:

(1) the financial statements of Petit Vour, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Petit Vour, LLC included in this Form reflects accurately the information reported on the tax return for Petit Vour, LLC filed for the most recently completed fiscal year.

Ryan Miner
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.petitvour.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Madeline Alcott
Ryan Miner

Appendix E: Supporting Documents

Petit_Vour_OA.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Madeline Alcott

Ryan Miner

Appendix E: Supporting Documents

Petit_Vour_OA.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Petit Vour, LLC

By

Ryan Miner

Co-CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the

capacities and on the dates indicated.

Ryan Miner
_____
Co-CEO
3/29/2024

Madeline Alcott
_____
Managing Partner
3/29/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.